SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of SUNDAY Communications Limited (the "Company") will be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong on Wednesday, 26 April 2006 at 3:00 p.m., to consider and, if thought fit, approve, with or without modifications, the following resolutions as ordinary resolutions of the Company:

1.     THAT the 2G Wholesale Mobile Services Agreement dated 7 April 2006 between Mandarin (as defined in the circular issued by the Company on the date hereof to its shareholders (the "Circular")) and HKTC (as defined in the Circular) (as more particularly described in paragraph 1 of Part C of the Letter from the Board (as defined in the Circular)), the performance of the transactions contemplated by that agreement and the Annual Caps (as defined in the Circular) applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

2.     THAT the 3G Wholesale Mobile Services Agreement dated 7 April 2006 between SUNDAY 3G (as defined in the Circular) and HKTC (as more particularly described in paragraph 1 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

3.     THAT the 2G Content Delivery Support Agreement dated 7 April 2006 between Mandarin and HKTC (as more particularly described in paragraph 2 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

4.     THAT the 3G Content Delivery Support Agreement dated 7 April 2006 between SUNDAY 3G and HKTC (as more particularly described in paragraph 2 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

5.     THAT the Distribution Agreement (Commission Based) dated 7 April 2006 between Mandarin and NSL (as defined in the Circular) (as more particularly described in paragraph 3 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

6.     THAT the Distribution Agreement (Pre-Paid) dated 7 April 2006 between Mandarin and NSL (as more particularly described in paragraph 3 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

7.     THAT the Sponsorship Program Agreement dated 7 April 2006 between Mandarin and HKTC (as more particularly described in paragraph 4 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

8.     THAT the Distributorship Agreement for Blackberry dated 7 April 2006 between Mandarin, NSL and HKTC (as more particularly described in paragraph 5 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

9.     THAT the Corporate Customer Mobile Services Agreement dated 7 April 2006 between Mandarin and HKTL (as defined in the Circular) (as more particularly described in paragraph 6 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

10.   THAT the Agency Agreement dated 7 April 2006 between Mandarin and NSL (as more particularly described in paragraph 7 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

11.   THAT the Extended Deluxe Package Agreement for Interconnect Capacity dated 12 May 2005 between Mandarin, SUNDAY 3G and HKTC (as amended by an amendment letter dated 7 April 2006) (each as more particularly described in paragraph 8(i) of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement (as amended by the amendment letter) and the Annual Caps applicable to that agreement (as amended by the amendment letter) as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement (as amended by the amendment letter).

12.   THAT the Flexible Bandwidth 1.5Mbps Service Agreement dated 7 April 2006 between Mandarin and HKTC (as more particularly described in paragraph 8(ii) of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

13.   THAT the Video Link Circuit Agreement dated 7 April 2006 between Mandarin and HKTC (as more particularly described in paragraph 8(iii) of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

14.   THAT the payment of the mobile interconnection charges, mobile number portability and local access charges by the Group (as defined in the Circular) to the PCCW Group (as defined in the Circular) in connection with the provision of mobile interconnection, mobile number portability and local access services by the PCCW Group to the Group (as more particularly described in paragraph 8(iv) of Part C of the Letter from the Board) under the Interconnection Agreement dated 12 May 2005 between SUNDAY 3G and HKTC as amended by the 3G Interconnection Rates Agreement dated 7 April 2006 between HKTC and SUNDAY 3G, the Interconnection Agreement dated 14 April 1997 as amended by an amendment agreement dated 19 January 1999, the Mobile Number Portability Service Agreement dated 19 January 1999 and the International Call Delivery Agreement dated 9 September 1999, each as amended by the 2G Interconnection Rates Agreement dated 7 April 2006 between HKTC and Mandarin, and the 2G Interconnection Rates Agreement and the 3G Interconnection Rates Agreement each dated 7 April 2006 between HKTC and each of Mandarin and SUNDAY 3G, respectively (each as more particularly described in paragraph 8(iv) of Part C of the Letter from the Board), the terms of each of the foregoing agreements, the performance of the transactions contemplated under those agreements and the aggregate Annual Caps applicable to the transactions contemplated under those agreements above as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions and agreements.

15.   THAT the payment of the miscellaneous local telephone and/or data services charges by the Group to the PCCW Group in connection with the provision of local data and/or telephone services by the PCCW Group to the Group under the Letter Agreement dated 7 April 2006 in relation to Miscellaneous Local Telephone or Data Services between Mandarin and HKTC (as more particularly described in paragraph 8(v) of Part C of the Letter from the Board), the terms of that agreement, the performance of the transactions contemplated by that agreement and the aggregate Annual Caps applicable to such transactions contemplated by that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions and agreement.

16.   THAT the Wholesale International Switched Service Provision Agreement dated 7 April 2006 between Mandarin and HKTC (as more particularly described in paragraph 9 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

17.   THAT the Handset Procurement Agreement dated 7 April 2006 between Mandarin and NSL (as more particularly described in paragraph 10 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

18.   THAT the Mobile Network Management Services Agreement dated 7 April 2006 between Mandarin and Cascade (as defined in the Circular) (as more particularly described in paragraph 11 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

19.   THAT the Contact Centre Services Agreement dated 7 April 2006 between Mandarin and PCCW Teleservices (as defined in the Circular) (as more particularly described in paragraph 12 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

20.   THAT the Agreement for IT Services dated 10 January 2006 and the Agreement for IT Services dated 7 April 2006, each between Mandarin and PCCW Powerbase (as defined in the Circular) (as more particularly described in paragraph 13 of Part C of the Letter from the Board), the performance of the transactions contemplated by those agreements and the aggregate Annual Caps applicable to those agreements as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreements.

21.   THAT the letter of award relating to the design and build of a mobile switching centre dated 10 January 2006 from Mandarin to Cascade (as more particularly described in paragraph 14 of Part C of the Letter from the Board), the performance of the transactions contemplated by that letter and the aggregate Annual Caps applicable to that letter and the provision of certain design and build of additional mobile switching centres and/or cell sites services by Cascade to members of the Group as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such letter.

22.   THAT the provision of certain design and build of additional mobile switching centres and/or cell sites services by Cascade to members of the Group in relation to the design and build of additional mobile switching centres and/or cell sites awarded, including without limitation any future agreements and/or letters of award entered into in relation to the award to Cascade of further work for the design and build of additional mobile switching centers and/or cell sites (as more particularly described in paragraph 14 of Part C of the Letter from the Board) up to the amount of the applicable aggregate Annual Caps described in paragraph 14 of Part C of the Letter from the Board, the performance of such transactions be and are hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the same.

23.   THAT the Billing Management Agreement dated 7 April 2006 between Mandarin and HKTC (as more particularly described in paragraph 15 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

24.   THAT the Agreement for Provision of Property Management Services, Project Management Services and Lease Management Services dated 7 April 2006 between Mandarin and PCPD Facilities (as defined in the Circular) (as more particularly described in paragraph 16 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

25.   THAT the Agreement for Delivery Services for Mobile Products and Materials dated 7 April 2006 between Mandarin and Power Logistics (as defined in the Circular) (as more particularly described in paragraph 17 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

26.   THAT the Procurement Services Agreement dated 7 April 2006 between Mandarin and HKTC (as more particularly described in paragraph 18 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

27.   THAT the Letter Agreement relating to the secondment of staff dated 7 April 2006 between Mandarin and HKTL (as more particularly described in paragraph 19 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

28.   THAT the Content Management Agreement dated 7 April 2006 between Mandarin and PCCW Media (as defined in the Circular) (as more particularly described in paragraph 20 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

29.   THAT the Licence Agreement relating to the provision of office space dated 7 April 2006 between Mandarin and PCCW Services (as defined in the Circular) (as more particularly described in paragraph 21 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

30.   THAT the Yau Tong Offer Letter dated 1 September 2005 between Mandarin and HKTC (as amended by a letter dated 10 January 2006 and further amended by the Yau Tong Amendment Letter dated 7 April 2006) and the Lai Chi Kok Offer Letter dated 10 January 2006 between Mandarin and HKTC (as amended by the Lai Chi Kok Amendment Letter dated 7 April 2006) (each as more particularly described in paragraph 22 of Part C of the Letter from the Board), the performance of the transactions contemplated by those offer letters (including, without limitation, the entering into of the formal licence agreements contemplated by those offer letters) and agreements and the aggregate Annual Caps applicable to those offer letters, amendment letters, formal licence agreements and agreements, and the licensing by the Group from the PCCW Group of any further properties as contemplated by the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such offer letters, amendment letters, formal licence agreements and agreements.

31.   THAT the licensing by the Group from the PCCW Group of any further properties (as more particularly described in paragraph 22 of Part C of the Letter from the Board) up to the amount of the applicable aggregate Annual Caps described in paragraph 22 of the Letter from the Board and the performance of such transactions be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the same.

32.   THAT the Corporate Services Agreement dated 7 April 2006 between HKTL, the Company, Mandarin and SUNDAY 3G (as more particularly described in paragraph 23 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

33.   THAT any transfer of rights and obligations under an agreement described in the Letter from the Board from a member of the Group to another member of the Group or (as the case may be) from a member of the PCCW Group to another member of the PCCW Group in accordance with the assignment provisions of the relevant agreement set out in the Letter from the Board be and is hereby approved.
By Order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman

Hong Kong, 10 April 2006

Notes:

1.     A member of the Company entitled to attend and vote at this extraordinary general meeting is entitled to appoint one or more than one proxies to attend and vote instead of him/her. A proxy need not be a member of the Company.

2.     In order to be valid, the form of proxy together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, must be deposited with Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding this extraordinary general meeting or any adjournment thereof.

3.     Completion and return of the form of proxy shall not preclude members of the Company from attending and voting in person at this extraordinary general meeting (or any adjourned meeting thereof) and, in such event, the form of proxy shall be deemed to be revoked.

4.     Where there are joint registered holders of any share in the Company, any one of such joint registered holders may vote at this extraordinary general meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto; but if more than one of such joint registered holders is present at this extraordinary general meeting personally or by proxy, the most senior shall alone be entitled to vote in respect of the relevant joint registered holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint registered holders stand on the register of members of the Company in respect of the relevant joint registered holders.

The Directors as at the date of this announcement are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man; Hui Hon Hing, Susanna

Independent Non-Executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen